

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Kofi A. Bruce
Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

> **Re: General Mills, Inc.**
> **Form 10-K for the Fiscal Year Ended May 30, 2021**
> **Filed June 30, 2021**
> **File No. 001-01185**

Dear Mr. Bruce:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing